SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Stratus Properties Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

863,167,201
(CUSIP Number)

James R. Moffett, Jr.
1615 Poydras Street, Suite 2279
New Orleans, Louisiana 70112
(504) 240-5480
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863167201
1.	Name of Reporting Person. Moffett Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Louisiana
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power	625,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	625,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		625,000
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		7/7/2001
14.	Type of Person Reporting (See Instructions)		OO

(1)    Based on 8,093,167 shares of Common Stock of the Issuer outstanding as of March 20, 2012, as reported on the Issuer's current report on Form 8-K filed with the SEC on March 20, 2012.

CUSIP No. 863167201
1.	Name of Reporting Person. James R. Moffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power	625,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	625,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		625,000
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		7/7/2001
14.	Type of Person Reporting (See Instructions)		IN

(1)    Based on 8,093,167 shares of Common Stock of the Issuer outstanding as of March 20, 2012, as reported on the Issuer's current report on Form 8-K filed with the SEC on March 20, 2012.

Item 1.        Security and Issuer.
This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of Stratus Properties Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 212 Lavaca Street, Suite 300, Austin, Texas 78701.
Item 2.        Identity and Background.
(a), (b), and (c)    This statement is jointly filed by Moffett Holdings, L.L.C. (“Holdings”) and James R. Moffett (with Holdings, the “Reporting Persons”). The address of each Reporting Person's principal office is 1615 Poydras Street, Suite 2279, New Orleans, Louisiana, 70112. Mr. Moffett is Chief Executive Officer, President and Co-Chairman of the Board of Directors of McMoRan Exploration Co. (“MMR”), which is engaged in the exploration, development and production of oil and gas offshore in the Gulf of Mexico and onshore in the Gulf Coast region. The address of MMR's principal office is 1615 Poydras Street, New Orleans, Louisiana, 70112. Mr. Moffett also serves as Chairman of the Board of Directors of Freeport-McMoRan Copper & Gold Inc., with its principal office at 333 North Central Avenue, Phoenix, Arizona, 85004. Holdings' sole business is to manage investment assets on Mr. Moffett's behalf.
(d)    The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
(e)    The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.
(f)    Mr. Moffett is a United States citizen and Holdings is a Louisiana limited liability company.
Item 3.        Source and Amount of Funds or Other Consideration.

On March 15, 2012, Holdings purchased a total of 625,000 shares of Common Stock, for an aggregate purchase price of $5 million pursuant to the Stock Purchase Agreement (as defined below). Holdings funded the purchase of the shares of Common Stock using Holdings' existing cash balances, and did not borrow any funds in connection with the purchase.

Item 4.        Purpose of Transaction.
On March 15, 2012, Holdings and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Issuer sold to Holdings 625,000 shares of Common Stock for an aggregate purchase price of $5 million, or $8.00 per share (the “Issuance”). In connection with the Issuance, Holdings and the Issuer entered into an Investor Rights Agreement (the “Investor Agreement”), more fully described below.
Pursuant to the Investor Agreement, among other things, the size of the Issuer's Board of Directors was increased from 4 to 5 members and Holdings was granted the right to designate one individual to serve on the Issuer's Board of Directors as long as Holdings and its affiliates beneficially own at least 5.0% of the issued and outstanding shares of Common Stock. Also under the Investor Agreement, Holdings and its affiliates are limited or prohibited from, among other things, (1) acquiring additional securities of the Issuer if the acquisition would result in Holdings and its affiliates having beneficial ownership of more than 24.9% of the outstanding shares of Common Stock, (2) commencing any tender offer or exchange for any securities of the Issuer, (3) making or proposing a merger or acquisition involving the Issuer, (4) calling a meeting or initiating any stockholder proposal, (5) soliciting proxies or (6) forming, joining, or in any way participating in or entering into agreements with a “group” (as defined in Section 13(d)-3 of the Securities Exchange Act of 1934) with regard to the Issuer. These restrictions will terminate upon the last to occur of (1) the first date on which no director designated by Holdings has served on the board of directors for the preceding six months and (2) the date that Holdings and its affiliates beneficially own less than 5.0% of the issued and outstanding shares of Common Stock. In addition, until the six-month anniversary of the date of the Investor Agreement, Holdings will be prohibited, subject to certain exceptions, from transferring, selling, assigning, pledging or otherwise disposing of, directly or indirectly, the shares of Common Stock acquired pursuant to the Stock Purchase Agreement.
Subject to the terms and conditions of the Investor Agreement, the Issuer has also granted Holdings certain registration rights with respect to the shares of Common Stock acquired pursuant to the Stock Purchase Agreement. The Investor Agreement provides that upon the written request of Holdings at any time on or after the six-month anniversary of the date of the Investor Agreement, the Issuer shall, within sixty days of its receipt of such notice, (1) prepare and file with the Securities and Exchange Commission a shelf registration statement with respect to the shares of Common Stock issued and sold to Holdings under the Stock Purchase Agreement that would permit some or all of such shares to be resold in registered transactions and (2) use its commercially reasonable efforts to maintain the effectiveness of the shelf registration statement while Holdings holds such shares.
Copies of the Stock Purchase Agreement and the Investor Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference. The foregoing description of the Stock Purchase Agreement and Investor Agreement are qualified in their entirety by reference to the full text thereof.
Other than as described herein, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
(a) and (b) As of the date hereof, Holdings is the beneficial owner of 625,000 shares of Common Stock, constituting approximately 7.7% of the outstanding shares of Common Stock, which the Reporting Persons share the power to vote or to direct the vote and share the power to dispose or direct the disposition. Mr. Moffett may be deemed to have a beneficial ownership interest in the shares of Common Stock due to his membership interest in Holdings. Holdings is managed by Mr. Moffett's adult children, James R. Moffett, Jr. and Crystal L. Moffett Lourd.
(c) During the past 60 days, Holdings purchased an aggregate of 625,000 shares of Common Stock of the Issuer in the Issuance, as described above.
(d) The shares of Common Stock are directly owned by Holdings, which has the right to receive dividends from, and the proceeds from the sale of, such shares.
(e) Not applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.        Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Stock Purchase Agreement by and among Stratus Properties Inc. and Moffett Holdings, L.L.C.
2	Investor Rights Agreement by and between Stratus Properties Inc. and Moffett Holdings, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2012	/s/ James R. Moffett, Jr.
Date	James R. Moffett, Jr.
Manager & Member
Moffett Holdings, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2012	/s/ James R. Moffett
Date	James R. Moffett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)